                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of August 2003

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
                -----------------------------------------------------
                (Address of principal executive offices and zip code)

          Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual
reports under cover Form 20-F or Form 40-F:    Form 20-F       40-F  X
                                                         ---        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:                                          Yes:            No:  X
                                                    ---            ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ID Biomedical Corporation

                                   By: /s/ Anthony Holler
                                   ------------------------------------------
                                   Anthony F. Holler, Chief Executive Officer

Date: August 27, 2003

                                 [COMPANY LOGO]


                            ID BIOMEDICAL CORPORATION
                              1510-800 WEST PENDER
                                  VANCOUVER, BC
                                     V6C 2V6

                         JUNE 2003 SECOND QUARTER REPORT

      TRADING INFORMATION:             NASDAQ Market (symbol "IDBE")
                                       The Toronto Stock Exchange (symbol "IDB")

  FOR INFORMATION CONTACT:             Anthony F. Holler, M.D.
                                       CHIEF EXECUTIVE OFFICER

                                       Dean Linden
                                       MANAGER OF CORPORATE COMMUNICATIONS

          EMAIL:                       Info@idbiomedical.com

            WEB:                       www.idbiomedical.com

ID Biomedical Corporation is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza
(flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.



                                TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition                    3
Consolidated Balance Sheets                                                    7
Consolidated Statements of Operations and Deficit                              8
Consolidated Statements of Cash Flows                                          9
Notes to Financial Statements                                                 10





THIS QUARTERLY REPORT CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: i) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; ii) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; iii) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; iv) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; v) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; vi) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND vii) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION


OVERVIEW

ID Biomedical Corporation ("the Company") is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in Phase I human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in a Phase II human clinical trial with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, as well as a Phase II challenge trial in the United Kingdom.

The Company's pre-clinical research programs include the possible development of an allergy vaccine, a vaccine against respiratory syncitial virus (RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

Using Cycling Probe Technology ("CPT"), the Company has developed two rapid tests that identify antibiotic-resistant bacteria from culture under the trademark Velogene(TM) genomic identification assay. Although, in the past, a significant portion of our revenues have been from licensing of genomic analysis technologies, including our CPT, we do not expect to receive significant revenue, or incur any significant expenses, from CPT in the future.


CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

     o Revenue recognition
     o Medical technology

REVENUE RECOGNITION
Our revenue to date has primarily been derived from licensing fees which are comprised of initial fees and milestone payments from our CPT partnering arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.

Revenue from the Company's research and development contracts is recorded at the time the research and development activities are performed in accordance with the terms of the specific contracts.

MEDICAL TECHNOLOGY
The Company capitalizes the cost of acquiring medical technology. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of these intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.


RESULTS FROM OPERATIONS

The Company recorded a net loss of $5.5 million ($0.16 loss per share) for the three months ended June 30, 2003 compared to a net loss of $5.6 million ($0.18 loss per share) for the three months ended June 30, 2002. The net loss for the six months ended June 30, 2003 was $9.6 million ($0.29 loss per share), compared to a net loss of $5.2 million ($0.17 loss per share) for the same period in 2002.


REVENUES

For the three month period ended June 30, 2003, the Company's revenues amounted to $1.9 million compared to $0.8 million for the three month period ended June 30, 2002. The increase in revenue is due to the research and development contract with Dynport Vaccine Company. Revenue for the six months ended June 30, 2003 was $3.2 million compared to $9.6 million for the same period in 2002. The decrease in revenue over the comparable six month period is attributable to genomic licensing revenues recognized in January 2002 as a result of the Company's agreement with Takara Biomedical Group ("Takara").

Deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended June 30, 2003, compared to $0.7 million for the same period in the prior year. Deferred licensing revenue for the six months ended June 30, 2003 was $1.3 million compared to $1.3 million for the same period in 2002. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $1.2 million was recorded for the three month period ended June 30, 2003 compared to nil for the three month period ended June 30, 2002. Research and development contract revenue for the six months ended June 30, 2003 was $1.9 million compared to nil for the same period in 2002. This revenue increased as a result of our agreement with Dynport Vaccine Company for the development of a subunit plague vaccine.

We expect to receive licensing fees and contract revenue in the future from existing and new agreements. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure and, terms and conditions of current and any future agreements.


EXPENDITURES

RESEARCH AND DEVELOPMENT
Net research and development expenses increased 61% to $5.1 million for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. Net research and development expenses for the six months ended June 30, 2003 increased 55% to $9.5 million compared to the same period in 2002. These increases are associated with advancing the Company's vaccine products in clinical development and expenses related to our pilot vaccine manufacturing plant.

Research and development costs are reported net of grants received from Technology Partnership of Canada and provincial government investment tax credits. Grants and tax credits totaled $0.7 million for the three month period ending June 30, 2003 as compared to $0.6 million for the same period ended June 30, 2002. Grants and tax credits for the six months ended June 30, 2003 was $1.2 million compared to $1.2 million for the same period in 2002. Grants and investment tax credits increased less in relation to net research and development due to extensive research and development expenses incurred outside of Canada that are not eligible.

We expect to incur substantial research and development expenses in the future associated with the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine. Grants from Technology Partnership of Canada will continue through March 31, 2004.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased 21% to $1.5 million for the three months ended June 30, 2003 compared to $1.2 million for the three months ended June 30, 2002. General and administrative expenses for the six months ended June 30, 2003 increased 18% to $2.8 million compared to $2.4 million for the same period in 2002. These increases are associated with continued development of our finance, investor relations and business development activities.

Moderate increases in general and administrative expenses are expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense relates to equipment, patent and trademark rights, and medical technology. For the three months ended June 30, 2003 depreciation and amortization expense increased 7% to $1.1 million compared to the three months ended June 30, 2002. Depreciation and amortization expense expenses for the six months ended June 30, 2003 increased 6% to $2.2 million compared to the same period in 2002. These increases are due to equipment purchases in support of clinical advancement of the Company's vaccine candidates.

We believe that depreciation and amortization expense will continue to increase due to equipment additions in support of clinical and manufacturing development programs.

INVESTMENT AND OTHER INCOME
Investment and other income increased $0.6 million for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. Investment and other income for the six months ended June 30, 2003 increased $0.3 million compared to the same period in 2002. These increases are a result of greater interest income from significantly higher levels of cash and short term investments. In addition the Company recognized a foreign exchange gain of $0.03 million for the three months ended June 30, 2003 as compared to a loss of $0.5 million for the three months ended June 30, 2002. The foreign exchange for the six months ended June 30, 2003 was $0.2 million compared loss of $0.4 million for the same period in 2002.

The Company expects that investment and other income will continue to fluctuate in relation to cash balances, interest rates, and foreign exchange rates.

INTEREST EXPENSES
Interest expense decreased 74% to $0.01 million for the three months ended June 30, 2003 compared to the same period in the prior year. For the six months ended June 30, 2003 interest expense decreased 71% to $0.03 million compared to the same period in 2002. Interest expense decreased as a result of the repayment of the Company's debt instruments.

INCOME TAXES
The Company did not record any income taxes for the six months ended June 30, 2003 as compared to $0.8 million for the six months ended June 30, 2002. Income tax expense of $0.8 million for the six months ended June 30, 2002 represents foreign withholding taxes recorded on licensing revenues from Takara.

GAIN ON SALE (LOSS ON WRITE-DOWN) OF SHORT TERM INVESTMENT
In January of 2003, the Company sold the investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million. The Company recognized a $0.7 million and a $3.2 million write down on this investment for the three and six months ended June 30, 2002 respectively.

LOSS ON DISPOSAL OF INTANGIBLE ASSETS
For the six months ended June 30, 2003 the Company recorded a $0.2 million loss from the disposal of intangible assets. This amount represents the unamortized portion of medical technology and patent rights related to a research program targeting a possible vaccine against E.coli, which the Company is no longer pursuing. The Company did not record any loss on disposal of intangible assets for the six month period ended June 30, 2002.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue from collaborative research and development agreements with corporate partners and government agencies.

Although in the past a significant portion of our funding has been from licensing of genomic analysis technologies, including our Cycling Probe Technology, we do not expect to receive significant funding from these activities in the future. We expect future short and long term funding to be provided though public equity financing and contract revenue from collaborative research and development agreements with corporate partners.

The Company's primary objective for the investment of funds is to preserve the Company's cash for research, development and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $47.3 million at June 30, 2003 as compared to $23.8 million at December 31, 2002. The Company's working capital increased from $20.7 million to $44.4 million as at December 31, 2002 and June 30, 2003 respectively. These increases were a result of the Company's equity offering less the funding of the Company's research and development activities. Also impacting the Company's liquidity and capital resources are the exercise of stock options, debt repayment and additions of equipment and patent and trademark rights.

Cash used in operating activities was $4.5 million for the three months ended June 30, 2003 compared to cash used in operating activities of $5.9 million for the three months ended June 30, 2002. For the six months ended June 30, 2003 cash used in operations was $9.4 million compared to $1.9 million for the same period in 2002 The increase in cash used in operating activities for the six months ended June 30, 2003 is attributable to genomic licensing revenues recognized in January 2002 from Takara. The amortization of deferred licensing revenue recognized for the six months ended June 30, 2003 does not result in additional cash to the Company.

Additions to equipment were $0.8 million for the three months ended June 30, 2003 compared to $0.5 million for the three months ended June 30, 2002. Additions to equipment for the six months ended June 30, 2003 was $1.7 million compared to $1.5 million for the same period in 2002. Patent and trademark rights added during the three month ended June 30, 2003 totaled $0.06 million compared to $0.2 for the three months ended June 30, 2002. Patent and trademark rights added during the six months ended June 30, 2003 was $0.1 million compared to $0.3 million for the same period in 2002.

Net cash provided by financing activities was $32.9 million for the three months ended June 30, 2003 compared to $0.06 million for the three months ended June 30, 2002. For the six months ended June 30, 2003 net cash provided by financing activities increased $32.7 million compared to the same period in the prior year.

On May 28, 2003, pursuant to a public offering of the common shares of the Company, 3,000,000 common shares were issued at US $8.50 per common share for net proceeds of $32.4 million (net of offering expenses of $2.6 million). Net proceeds will be used to continue the clinical and manufacturing development of the Company's subunit intranasal FluINsure(TM) vaccine and subunit StreptAvax(TM) vaccine, as well as for working capital requirements and other general corporate purposes.

For the six months ended June 30, 2003 the Company made debt payments, including payments of obligations under capital leases, totaling $0.7 million. Debt payments for the same period in the prior year totaled $0.8 million. Required additional principal payments on debt and capital leases for the remainder of 2003 are $0.3 million.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The only contractual obligations are in the form of operating leases, capital leases, notes payable and future research and development expenditures.

We expect that our available cash resources, working capital, expected interest income, expected licensing revenue, estimated funding from corporate partnerships and proceeds from our equity offering, should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 24 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead products, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in Phase II Clinical Trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.


RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (iv) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities. There is no guarantee that the development path from Phase I to Phase II to Phase III and so on will be either linear or successful. ID Biomedical bases its forward-looking statement on information currently available to it, and assumes no obligation to update them

CONSOLIDATED BALANCE SHEETS
June 30, 2003 and December 31, 2002 (expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------
                                                                   June 30, 2003    December 31, 2002
                                                                  ---------------   -----------------
                                                                    (Unaudited)         (Audited)
ASSETS

Current assets:
       Cash and cash equivalents                                  $   27,648,744      $   5,511,422
       Short-term investments                                         19,648,211         18,300,499
       Accounts receivable                                             1,604,108            423,390
       Government assistance receivable                                1,463,945          2,025,548
       Prepaid expenses and other                                        625,130            508,233
                                                                  --------------      -------------
                                                                      50,990,138         26,769,092

Deposits                                                                 521,000            521,000

Equipment                                                              5,421,826          4,444,911

Investment                                                               413,644            413,644

Patent and trademark rights                                            1,302,455          1,519,727

Medical technology and other assets                                   27,506,048         28,807,301

Goodwill                                                                 771,314            771,314
                                                                  --------------      -------------
                                                                  $   86,926,425      $  63,246,989
                                                                  --------------      -------------
                                                                  --------------      -------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
       Accounts payable and accrued liabilities                   $    4,290,312      $   2,730,202
       Current portion of deferred licensing revenue                   1,861,098          2,242,448
       Current portion of long-term debt                                 277,438            978,796
       Current portion of obligations under capital leases               145,505            144,894
                                                                  --------------      -------------
                                                                       6,574,353          6,096,340

Deferred licensing revenue                                             4,390,754          5,321,303

Long-term debt                                                           288,943            292,199

Obligations under capital leases                                         166,010            254,367

Shareholders' equity
       Share capital - 35,893,771 common shares                      150,324,867        116,485,416
            issued and outstanding (Dec. 31, 2002 - 32,606,071)
       Contributed Surplus                                             2,713,564          2,713,564
       Deficit                                                       (77,532,066)       (67,916,200)
                                                                  --------------      -------------
                                                                      75,506,365         51,282,780
                                                                  --------------      -------------
                                                                  $   86,926,425      $  63,246,989
                                                                  --------------      -------------
                                                                  --------------      -------------

Approved by the Board

           Anthony F.Holler, MD             Todd R. Patrick
           Chief Executive Officer          President & Chief Operating Officer

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three and six months ended June 30, 2003 and 2002 (expressed in Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------
                                                           Three months ended June 30           Six months ended June 30
                                                             2003              2002             2003               2002
                                                        --------------     -------------    --------------    --------------
                                                          (Unaudited)       (Unaudited)       (Unaudited)       (Unaudited)
REVENUE:
       Licensing                                        $      658,421     $     814,726    $    1,315,686    $    9,569,485
       Research and development contracts                    1,197,883                 -         1,926,768                 -
                                                        --------------     -------------    --------------    --------------
                                                             1,856,304           814,726         3,242,454         9,569,485
EXPENSES AND OTHER:
       Research and development                              5,722,992         3,717,697        10,649,130         7,249,364
       Less grants                                            (669,363)         (578,436)       (1,173,125)       (1,151,792)
                                                        --------------     -------------    --------------    --------------
       Net research and development                          5,053,629         3,139,261         9,476,005         6,097,572
       General and administrative                            1,459,111         1,209,659         2,842,308         2,398,926
       Depreciation and amortization                         1,105,690         1,035,830         2,170,227         2,046,796
                                                        --------------     -------------    --------------    --------------
                                                             7,618,430         5,384,750        14,488,540        10,543,294
                                                        --------------     -------------    --------------    --------------
                                                            (5,762,126)       (4,570,024)      (11,246,086)         (973,809)

OTHER INCOME (EXPENSES):
       Investment and other income                             278,452          (307,330)          198,463          (100,735)
       Interest expense                                        (10,987)          (42,637)          (27,257)          (94,958)
       Gain on sale of short-term investment                         -                 -         1,684,979                 -
       Loss on write-down of short-term investment                   -          (665,635)                -        (3,197,332)
       Loss on disposal of intangible assets                         -                 -          (225,965)                -
                                                        --------------     -------------    --------------    --------------
                                                               267,465        (1,015,602)        1,630,220        (3,393,025)
                                                        --------------     -------------    --------------    --------------

Loss before income taxes                                    (5,494,661)       (5,585,626)       (9,615,866)       (4,366,834)

Income taxes                                                         -                 -                 -           793,775
                                                        --------------     -------------    --------------    --------------
Net loss                                                    (5,494,661)       (5,585,626)       (9,615,866)       (5,160,609)
                                                        --------------     -------------    --------------    --------------
                                                        --------------     -------------    --------------    --------------

Deficit, beginning of period                               (72,037,405)      (53,004,307)      (67,916,200)      (53,429,324)

Deficit, end of period                                  $  (77,532,066)    $ (58,589,933)   $  (77,532,066)   $  (58,589,933)
                                                        --------------     -------------    --------------    --------------
                                                        --------------     -------------    --------------    --------------

Net loss per share:
       Basic                                            $        (0.16)    $       (0.18)   $        (0.29)   $        (0.17)
       Fully diluted                                             (0.16)            (0.18)            (0.29)            (0.17)
                                                        --------------     -------------    --------------    --------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2003 and 2002 (expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                Three months ended June 30       Six months ended June 30
                                                                    2003           2002              2003             2002
                                                               --------------   -------------     -------------   -------------
                                                                 (Unaudited)     (Unaudited)       (Unaudited)      (Unaudited)

Cash provided by (used in):

OPERATIONS:
     Net loss                                                  $   (5,494,661)  $  (5,585,626)    $  (9,615,866)  $  (5,160,609)
     Items not affecting cash:
         Depreciation and amortization                              1,105,690       1,035,830         2,170,227       2,046,796
         Accrued interest on long-term debt                             4,465          23,936            14,020          53,548
         Loss on disposal of intangible assets                              -               -           225,965               -
         Gain on sale of short-term investment                              -               -        (1,684,979)              -
         Loss on write-down of short-term investment                        -         665,635                 -       3,197,332
         Directors fees paid in shares                                 18,973          71,591            40,382          71,591
         Unrealized foreign exchange gain                             (23,014)        (80,194)          (63,932)        (74,745)
     Net changes in non-cash working capital balances
       relating to operations:
         Accounts receivable                                          149,861        (103,055)       (1,180,718)        (12,537)
         Government assistance receivable                            (182,547)       (555,030)          561,603        (801,785)
         Prepaid expenses and other                                    79,935          (3,452)         (116,897)         23,713
         Accounts payable and accrued liabilities                     456,623        (645,601)        1,560,110          78,293
         Deferred licensing revenue                                  (655,950)       (697,325)       (1,311,899)     (1,313,049)
                                                               --------------   -------------     -------------   -------------
                                                                   (4,540,625)     (5,873,291)       (9,401,984)     (1,891,452)

INVESTMENTS:
     Short-term investments, net                                  (13,191,460)      5,043,445           337,267       4,957,784
     Equipment                                                       (777,314)       (541,236)       (1,745,002)     (1,527,281)
     Patent and trademark rights                                      (61,891)       (190,939)         (102,222)       (262,727)
     Medical technology                                                     -               -            (7,358)         (7,975)
     Deposits                                                               -               -                 -           5,000
                                                               --------------   -------------     -------------   -------------
                                                                  (14,030,665)      4,311,270        (1,517,315)      3,164,801

FINANCING:
     Proceeds on issuance of common shares                         35,805,545         459,124        36,354,142       1,180,013
     Repayment of long-term debt                                     (316,647)       (341,288)         (654,702)       (682,785)
     Repayment of obligations under capital leases                    (44,049)        (62,439)          (87,746)       (143,424)
     Share issue costs                                             (2,555,073)              -        (2,555,073)              -
                                                               --------------   -------------     -------------   -------------
                                                                   32,889,776          55,397        33,056,621         353,804
                                                               --------------   -------------     -------------   -------------

Increase (decrease) in cash and cash equivalents                   14,318,486      (1,506,624)       22,137,322       1,627,153
Cash and cash equivalents, beginning of period                     13,330,258      13,569,718         5,511,422      10,435,941
                                                               --------------   -------------     -------------   -------------

Cash and cash equivalents, end of period                       $   27,648,744   $  12,063,094     $  27,648,744   $  12,063,094
                                                               --------------   -------------     -------------   -------------
                                                               --------------   -------------     -------------   -------------

SUPPLEMENTARY INFORMATION:
     Cash paid for:
         Interest                                                      23,360          48,750            38,315         88,485
         Income taxes                                                       -         399,025                 -        793,775

     NOTES TO FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2002 Annual Report filed with the appropriate securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

     In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at June 30, 2003 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2.   SHARE CAPITAL

     During the three month period ended June 30, 2003, 132,826 stock options were exercised for proceeds of $837,394. In addition, 1,905 common shares were issued for directors fees of $18,974.

     At June 30, 2003, the Company had 4,621,875 stock options outstanding, of which 1,797,449 are exercisable, at a weighted average exercise price of $5.74 per common share that expire at various dates from August 2003 to June 2010.

     On May 28, 2003, pursuant to a public offering of the common shares of the Company, 3,000,000 common shares were issued at US $8.50 per common share for net proceeds of $32,413,077 (net of offering expenses of $2,555,073).

3.   STOCK-BASED COMPENSATION

     As per its accounting policy, the Company has not recognized compensation cost for stock-based compensation awarded to employees during the six months ended June 30, 2003. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:

                             Three months ended June 30, 2003           Six months ended June 30, 2003
                             --------------------------------         ----------------------------------
                             As reported          Pro forma           As reported            Pro forma
                             -----------         -----------          -----------          -------------
     Net loss                $(5,494,661)        $(7,048,488)         $(9,615,866)         $(12,804,353)
     Net loss per share:
     Basic                        $(0.16)             $(0.21)              $(0.29)               $(0.38)
     Diluted                      $(0.16)             $(0.21)              $(0.29)               $(0.38)

     The fair value of each option grant was estimated on the date of the grant using the using the Black-Scholes option pricing model with the following assumptions:

     -------------------------------------------------------------------------
     Expected option lives                                          4 -5 years
     Risk-free interest rate                                      3.30 - 4.30%
     Dividend yield                                                         0%
     Volatility                                                 82.45 - 86.73%
     -------------------------------------------------------------------------

4.   SEGMENT DISCLOSURES

     The Company organizes its business into two operating segments, subunit vaccines and gene-based disease testing. Transactions between reportable segments have been eliminated.

                                               Three months ended June 30        Six months ended June 30
                                               ---------------------------     ----------------------------
                                                   2003            2002            2003            2002
                                               -----------     -----------     ------------     -----------
     Revenue from external customers:
       Subunit vaccines                        $ 1,197,883     $         -     $  1,926,768     $         -
       Gene-based testing                          658,421         814,726        1,315,686       9,569,485
                                               -----------     -----------     ------------     -----------
     Total revenue for reportable segments     $ 1,856,304     $   814,726     $  3,242,454     $ 9,569,485
                                               -----------     -----------     ------------     -----------
                                               -----------     -----------     ------------     -----------

     Net earnings (loss) for reportable segments for the period:
       Subunit vaccines                        $(5,927,856)    $(5,150,544)    $(12,200,117)    $(9,720,996)
       Gene-based testing                          433,195        (435,082)       2,584,251       4,560,387
                                               -----------     -----------     ------------     -----------
     Net loss for the period                   $(5,494,661)    $(5,585,626)    $ (9,615,866)    $(5,160,609)
                                               -----------     -----------     ------------     -----------
                                               -----------     -----------     ------------     -----------

                                                                               June 30, 2003    Dec. 31, 2002
                                                                               -------------    -------------
     Total assets for reportable segments for the period
       Subunit vaccines                                                         $83,953,252      $57,649,427
       Gene-based testing                                                         2,973,173        5,597,562
                                                                                -----------      -----------
     Total assets                                                               $86,926,425      $63,246,989
                                                                                -----------      -----------
                                                                                -----------      -----------

     Revenues are attributable to countries based on the location of the Company's customers or collaborators:

     Revenue from external customers:

                               United States       Japan          Total
                               -------------    -----------    -----------
     Six months ended:
       June 30, 2003             $3,235,173     $    7,281     $3,242,454
       June 30, 2002              1,545,076      8,024,409      9,569,485

     Three months ended:
       June 30, 2003             $1,852,649     $     3,655    $1,856,304
       June 30, 2002                811,111           3,615       814,726

     Long-lived assets including goodwill:

                               United States      Canada         Total
                               -------------    -----------    -----------
     Long-lived assets:
       June 30, 2003             $7,982,160     $27,019,483    $35,001,643
       December 31, 2002          7,260,104      28,283,149     35,543,253

5.   SUBSEQUENT EVENTS

     1. Subsequent to June 30, 2003, 53,000 stock options were exercised for proceeds of $294,725. In addition, 1,447 common shares were issued for directors fees of $19,723.

     2. On August 20, 2003 ID Biomedical Corporation of Washington ("IDBW") executed an amendment to the License Agreement dated August 29, 1997 between University of Tennessee Research Corporation ("UTRC") and IDBW. In the amendment, UTRC agrees to return 408,163 shares of IDBW common stock and IDBW agrees to pay UTRC US $250,000 cash and provide UTRC US $250,000 worth of common stock of ID Biomedical Corporation. The amendment also provides that all future milestone payments, if milestones are achieved, will be paid in common shares of ID Biomedical Corporation. With this amendment, the Company owns 100% of the issued and outstanding shares of IDBW.

6.   COMPARATIVE FIGURES

     Certain prior period comparative figures have been reclassified to conform to the current period presentation.

         CERTIFICATION PURSUANT TO
         18 U.S.C. SECTION 1350,
         AS ADOPTED PURSUANT TO
         SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Quarterly Report of ID Biomedical Corporation for the period ending June 30, 2003 filed with the Securities and Exchange Commission on August 25,
         2003 under cover of Form 6-K (the "Report"), I, Dr. Anthony F. Holler, CEO of the Company, and I, Richard Bear, Vice President of Finance and Administration, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


         (Signed)
         Dr. Anthony F. Holler
         CEO
         August 26, 2003

         (Signed)
         Richard R. Bear
         Vice President of Finance and Administration
         August 26, 2003